Rockwell obtains permission for continuous operations (contops) at Northern Cape mines

November 15, 2011 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that it has reached an agreement with the National Union of Mineworkers (“NUM”) to implement continuous operations (‘contops’) and has concluded a two year wage settlement at its Northern Cape Operations.

The Company is pleased to report that an agreement has been signed with the NUM to convert its Northern Cape operations which currently comprise the Saxendrift and Klipdam mines, to continuous operations (contops). The application to the Department of Mineral Resources (“DMR”) for this conversion has been submitted. It is supported by the NUM, a crucial criterion in obtaining the approval of the DMR. Once implemented, the mines will be operated on four shifts, seven days a week, up from the current three shifts per day and five day working week.

“We are pleased to have reached this agreement with the NUM as the conversion to contops will have broad ranging benefits to all stakeholders once implemented,” says James Campbell, the CEO of Rockwell. “This will lead to the creation of employment opportunities in the Northern Cape, which is currently burdened with a 43% unemployment rate. For Rockwell, it will be equally beneficial as increasing our production off the same fixed cost base will enable us to optimize the returns on our investments in our mines.”

He adds that “at the Klipdam mine, contops will make it more feasible to increase the life of mine in the short to medium term while at Saxendrift we have identified an opportunity to improve margins. At our Tirisano mine which went into production in mid-October, we implemented contops from start-up of the new mine, as we had previously obtained the required approvals.”

In addition, the Company has agreed on a two year wage settlement with the unit representative of the NUM for the Northern Cape. Accordingly, annual wage increases of 8% will be granted for the next two years until 2013. The agreement allows for an adjustment should the consumer price index (CPI) exceed the agreed rate.

At Tirisano which falls under a different bargaining unit, the Company has an existing wage settlement agreement which will come up for renewal in June 2012.

“We reached a mutually agreeable settlement following a protracted negotiation process with the NUM,” explains Campbell. “We believe that the result was fair and equitable, taking into account the wellbeing of our workforce, but not to the detriment of our efforts to improve the financial performance of the Company.”

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:
Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.